Katten KattenMuchinRosenman LLP 575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax ROBERT L. KOHL robert.kohl@kattenlaw.com 212.940.6380 direct 212.940.6557 fax

January 6, 2010

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attention: Perry Hindin, Esq.

Re:	Franklin Electronic Publishers, Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed on November 24, 2009
File No. 001-13198

Schedule 13E-3
Filed on November 24, 2009
File No. 005-37836

Dear Mr. Hindin:

Set forth below is the response of Franklin Electronic Publishers, Incorporated to the comments of the staff of the Securities and Exchange Commission contained in the letter dated December 24, 2009. For your convenience and to facilitate your review, we have set forth herein each comment of the staff contained in the comment letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to the Company. Page references in the responses are to the amended Proxy Statement.

Schedule 13E-3

General

1.	Please revise the Schedule 13E-3 to include the Company as a filing person on the front cover page and have the Company sign the Schedule 13E-3 as well. Please refer to Section 101.01 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

NEW YORK	CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission January 6, 2010 Page 2	Katten KattenMuchinRosenman LLP

Response:

The Schedule 13E-3 has been revised to include the Company as a filing person on the front cover page; the Company has also signed the amended Schedule 13E-3.

2.	We note that none of the owners of Saunders, including Messrs. Lipsky, Hokari, Musto, Morgan and Simons and “certain other of the Company’s shareholders” are identified as filing persons. Please tell us why you believe these persons are not affiliates engaged in the going private transaction.

Response:

Messrs. Lipsky, Hokari, Musto, Morgan and Simons are affiliates engaged in the going private transaction and have been added as new filing persons. In addition, Shining Sea Limited, a principal shareholder of the Company, may be deemed to be an affiliate engaged in the going private transaction and has also been added as a new filing person in the Schedule 13E-3. The Company does not believe that Marcy Lewis, Julien David or Morton David, who are the remaining “other” shareholders of the Company referenced, but who are not officers, directors or controlling shareholders of the Company, are affiliates of the Company engaged in the going private transaction.

3.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A Nos. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

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Response:

The persons referenced in response to comment #2 have individually complied with the filing, dissemination and disclosure requirements of Schedule 13E-3, as requested. Reference is made to the additional disclosures at pages 13, 22 and 26 of the amended Proxy Statement. Each such new filer has signed the amended Schedule 13E-3.

Proxy Statement on Schedule 14A

General

4.	We note the disclosure on page 1 of the Schedule 13E-3 and throughout the preliminary proxy statement that at the time of the special meeting, Saunders will own 32.66% of the Company’s common stock. Please reconcile with the disclosure found in the letter to shareholders and the notice of special meeting in the preliminary proxy statement that indicates that Saunders and certain of its shareholders collectively hold approximately 40.4% of the outstanding shares of the Company’s Common Stock.

Response:

While Saunders itself owns 32.69% of the Company’s common stock at the time of the special meeting, one of Saunders’ shareholders, Marcy Lewis, has retained 645,350 shares, approximately 7.7% of the common stock of the Company. This disclosure is made at page 14 of the Proxy Statement, in the second paragraph under “Vote Required.”

5.	We note the reference throughout the proxy statement that Saunders is owned by “certain other of the Company’s shareholders.” Please disclose these shareholders. We note that Marcy Lewis, Shining Sea Limited, Julien David, Morton David and Noah Education Holdings Ltd. are each identified in the Schedule 13D filed on December 21, 2009 by Saunders.

Response:

We have revised the Proxy Statement to name the shareholders of Saunders at pages 1 and 6 of the Proxy Statement. The full list had been (and continues to be) disclosed at footnote (1) to the beneficial ownership table beginning at page 56. Noah Education Holdings Ltd. is not a shareholder of the Company.

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Anticipated Closing of Merger, page 6

6.	Please include the form of transmittal materials as an appendix to your proxy statement.

Response:

As discussed with Mr. Hindin of the staff of the Commission, to avoid shareholder confusion and inadvertent premature transmittal of shares, we respectfully request that we provide shareholders with a transmittal letter only after closing of the merger.

Special Note Regarding Forward-Looking Statements, 12

7.	We note the discussion of forward-looking statements. A similar discussion is found in the Company’s Forms 10-K and 10-Q which the Company has included as annexes to its preliminary proxy statement. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available for statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to remove any reference to such safe harbor provisions and include disclosure in the proxy statement stating that the safe harbor provisions in the Forms 10-K and 10-Q included as annexes to the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Response:

As requested, we have amended the Proxy Statement to remove any reference to the safe harbor provisions and we have included disclosure at page 12 in the Proxy Statement stating that the safe harbor provisions in the Forms 10-K and 10-Q included as annexes to the Proxy Statement do not apply to any forward-looking statements the Company makes in connection with the going private transaction.

8.

In the same paragraph, we note the last sentence stating the Company “undertakes no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.” Such statements are

United States Securities and Exchange Commission January 6, 2010 Page 5	Katten KattenMuchinRosenman LLP

inconsistent with the Company’s obligation to amend and promptly disseminate revised information in the event that its existing disclosure materially changes. See Rule 13e-3(d)(2). Please amend the Schedule 13E-3 and proxy statement accordingly and refrain from including such language in future press releases and filings relating to this going private transaction.

Response:

As requested, we have amended the Proxy Statement to omit the sentence with respect to updating forward-looking statements.

Background of the Merger, page 18

9.	We note disclosure in the third to last paragraph on page 20 that Oppenheimer provided the special committee “a preliminary analysis of the Company’s financial performance and of the premiums typically paid in transactions similar to the type the special committee would be reviewing.” We note disclosure in the second whole paragraph on page 21 that the special committee received a presentation by Oppenheimer. Please provide us with supplemental copies of any materials prepared by Oppenheimer in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the special committee or the board of directors. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Oppenheimer, whether oral or written, preliminary or final is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by Oppenheimer, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Response:

As requested, the disclosure includes a summary, in some cases expanded, of all presentations made by Oppenheimer to the special committee, including the presentation made by Oppenheimer to the special committee on September 30, 2009. All written presentation materials materially related to the Rule 13e-3 transaction have been filed as exhibits to the amended Schedule 13E-3.

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Reasons for the Special Committee’s Recommendation, page 22

10.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the board expressly adopted the recommendation of the special committee in reaching the decision to approve the merger. Note that to the extent the special committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss any unaddressed factors in reasonable detail or explain, in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of each additional filing person added in a future amendment in response to comment 2 above. We note for example that the recommendation and analysis of the special committee does not appear to address the factors described in clauses (iv), (vi) or (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant.

Response:

We believe that the factors listed in paragraphs (c), (d) and (e) to Item 1014 of Regulation M-A have been disclosed and discussed in reasonable detail in the Proxy Statement. At pages 6 and 14, disclosure is made of the vote required by Franklin shareholders to approve the merger agreement and the related plan of merger, i.e., a majority of the votes cast is required, and at pages 6 and 14 it is specifically stated that the separate vote of a majority of unaffiliated security holders is not required. There is also disclosed at pages 24 and 26 that a majority of directors who are not employees of Franklin have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders, as well as the reason for such determination. Finally, we have stated at page 18 that the board of directors consists of seven non-employee directors and one (Mr. Lipsky) employee director and at pages 13 and 22 of the Proxy Statement that the Rule 13e-3 transaction was approved by a majority of directors of Franklin, with Messrs. Lipsky, Morgan and Simons having recused themselves. As to Instruction 2 to Item 1014 of Regulation M-A, the factor described in clause (iv) (“going concern”) was not specifically referenced by the special committee or the filing persons, because such an analysis requires a valuation of the liquidation value of the Company, and a liquidation value analysis was not considered for the reasons outlined at page 25 of the amended Proxy Statement. A statement to that effect has been included in the amended Proxy Statement at page 25. The factor described in clause (vi) was not deemed material because there were no purchases of the Company’s common stock within the past two years either by the Company or by any affiliate of the Company who is a Rule 13e-3 purchaser. Disclosure

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has been added in the Proxy Statement at page 25 to this effect. The factor described in clause (viii) of Instruction 2 to Item 1014 is described in the section of the Proxy Statement entitled “Special Factors – The Merger – Background of the Merger.” Reference is made to offers of which Franklin was aware, made by unaffiliated persons other than filing persons during the last two years. The last bullet point under the caption “Reasons for the Special Committee’s Recommendation” states that no bid competitive with Saunders’ going private proposal was forthcoming despite a process which included the solicitation by Oppenheimer of earlier bidders as well as 29 other potential purchasers. The only firm bid received by Franklin at the conclusion of the process was the Saunders bid.

11.	Please address how the special committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than Saunders, rather than all security holders unaffiliated with the Company.

Response:

As discussed with Mr. Hindin of the staff of the Commission, the special committee was able to reach the fairness determination as to unaffiliated security holders relying on the financial advisor’s opinion, because all of the affiliates of Franklin who are engaged in the Rule 13e-3 transaction have contributed all of their shares to Saunders. Other than Saunders, there are no affiliates who are engaged in Rule 13e-3 transactions. Therefore, excepting Saunders from the fairness opinion is equivalent to accepting all affiliates who are Rule 13e-3 affiliated purchasers, leaving only security holders who are not such affiliates.

12.	We refer you to the third bullet point on page 24. Please advise why there might not be adequate financing available to Saunders to complete the merger given the disclosure on page 48.

Response:

The eighth bullet point on page 24, which states that the special committee took into account the risk that the merger will not occur if adequate financing is not available to Saunders to complete the merger, can be reconciled to the statement on page 51 with respect to the merger consideration, in that it is possible, though highly unlikely, that

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working capital available in the surviving corporation will be insufficient, or that remaining subscription agreements (by other than shareholders of the Company) to purchase shares of Saunders common stock will for some reason not be honored. While such a risk is, as indicated, remote, the special committee took note of such a risk.

Reasons for the Board’s Recommendation, page 25

13.	We note the disclosure in the last full paragraph on page 25 that the board determined that the merger is advisable and in the best interests of Franklin, approved the merger agreement and the plan of merger and determined the merger consideration to be fair to Franklin’s shareholders. Please revise here and throughout the filing, including on pages 13 and 22, to expressly disclose whether each filing person reasonably believes that the merger is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A and See Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Response:

As indicated in response to comment number 3, we have revised the Proxy Statement, including at pages 13, 22 and 26, to expressly disclose that each person who is a filing person of the Schedule 13E-3 reasonably believes that the merger is substantively and procedurally fair to security holders other than Saunders.

Opinion of Financial Advisor to the Special Committee of the Board of Directors, page 25

14.	It is your responsibility to summarize accurately. Please revise the second paragraph of this section to delete the portion of the sentence indicating that the summary of Oppenheimer’s opinion is qualified in its entirety by reference to the full text of the opinion. You can direct investors to read the entire proxy statement for more complete discussions, Please make a corresponding change to similar disclosure regarding the summary of the merger agreement on page 37.

Response:

We have revised the second paragraph of the section entitled “Opinion of Financial Advisor to the Special Committee of the Board of Directors” at page 27 to delete the portion of the sentence indicating that the summary of Oppenheimer’s opinion is “qualified.” We have retained the portion directing investors to read the entire Proxy

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Statement, including Annex C, the “Fairness Opinion.” We have also made a corresponding change to the similar disclosure regarding the summary of the merger agreement on page 40.

15.	Please confirm that the “financial forecasts and estimates” referenced in the bullet points on page 26 are the financial projections disclosed on page 29.

Response:

The “financial forecasts and estimates” referenced in the bullet points on page 27 are the financial projections disclosed beginning on page 30.

16.	We note that Oppenheimer performed a Selected Companies analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies as well as the 72 transactions described on page 31. Also, indicate whether the criteria were consistently applied and, if any company was deliberately excluded from the two datasets, briefly indicate the reasoning behind such exclusion.

Response:

As requested, the disclosure has been revised on page 29 to include the methodology and criteria used in selecting the companies relating to the Selected Companies Analysis and the 72 selected transactions described on page 33. In addition, the disclosure on page 29 has been revised to indicate that the criteria was consistently applied and that no company satisfying such criteria was deliberately excluded. The disclosure on page 33 has been revised to indicate that the criteria used in determining the premiums paid selected transactions was consistently applied and to clarify that the 72 selected transactions excluded restructurings, repurchases, recapitalizations, spin-offs, split-offs, exchange traded funds, financial services firms, insurance companies and government related companies because they were not relevant comparisons.

17.

Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, EBITDA and revenues for each company in the Selected Companies Analysis, including the Company, and (ii) the data from each transaction that resulted in the selected premiums referenced on page 31 and the Company data to which the multiple was applied to arrive at the implied per share equity

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reference range. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response:

As requested, the disclosure has been revised on page 29 to disclose the enterprise value, EBITDA and revenues for each company in the Selected Companies Analysis, including the Company, as well as the Company data to which the multiple was applied to arrive at the implied per share equity reference range. As discussed with Mr. Hindin of the staff of the Commission, enclosed supplementally with this letter is the underlying data with respect to the 72 selected transactions referenced on page 33. We respectfully submit that including this information could potentially overwhelm the reader and distract from more important information, including, for example, the implied reference range information that has already been disclosed. In lieu of disclosing such detailed information in the proxy statement, we have included the tables provided in slide 20 in Oppenheimer’s September 30, 2009 presentation materials relating to the premium ranges for the 72 selected transactions in the proxy statement, as such information provides, in a concise format, further useful information regarding the 72 transactions. In addition, we note that the underlying data was not provided to the special committee.

18.	Please revise to indicate how Oppenheimer arrived at the assumed perpetual growth rates and discount rates used in the Discounted Cash Flow Analysis. Also, disclose the industry average for these figures.

Response:

As requested, the disclosure has been revised on page 30 to disclose how Oppenheimer arrived at the assumed perpetual growth rates and discount rates used in the Discounted Cash Flow Analysis. As discussed with Mr. Hindin of the staff of the Commission, the disclosure has also been revised to indicate that Oppenheimer did not consider industry average growth rates in connection with the Discounted Cash Flow Analysis because it used the Company’s historical performance as the basis for the growth rate.

19.	We note your disclosure on page 31 that a “significant portion” of the $625,000 fee payable to Oppenheimer is contingent upon the consummation of the merger. Please

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revise to disclose the three portions referenced in this paragraph and address the potential conflicts of interest associated with this fee structure.

Response:

As requested, the disclosure has been revised on page 34 to disclose the three portions of Oppenheimer’s financial advisory services fees. As discussed with Mr. Hindin of the staff of the Commission, the disclosure has also been revised to address the potential conflicts of interest associated with Oppenheimer’s financial advisory fee structure. We also note that as required by Financial Industry Regulatory Authority Rule 2290, Oppenheimer’s opinion also disclosed that a significant portion of its fee was contingent upon the consummation of the merger.

Financial Projections provided to Oppenheimer, page 29

20.	Please revise to disclose the approximate date on which the financial projections provided in this section were last updated by management. Also, disclose who was responsible for preparing these projections and indicate what role, if any, the security holders of Saunders, including Messrs. Lipsky, Hokari, Musto, Morgan and Simons and “certain other of the Company’s shareholders,” played in formulating these projections.

Response:

Management last updated the financial projections provided to Oppenheimer in July of 2009. The financial projections were prepared by Mr. Musto, as Chief Financial Officer of the Company, with input from Mr. Lipsky (Chief Executive Officer) and Mr. Hokari (Chief Operating Officer). No other security holders of Saunders or other Company directors or shareholders played a role in formulating these projections. The Proxy Statement has been amended to include this information at page 30.

21.	Please revise to address the key business, and economic, assumptions underlying your projections.

Response:

Based on a tracking of various economic data published by the U.S. Commerce Department and the Federal Statistical Office in Germany relating to the retail market sales for products the Company currently produces, as well as the historic performance

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and external factors impacting the Company’s core business, the Company’s projections were prepared on a conservative basis and assumed a “no growth” scenario in this core business. The projections assume an increase in revenues primarily from the development and sale of new products for the reading enhancement and travel markets. Based on the size of these markets, the Company assumed that it would penetrate a relatively small percentage of such markets in fiscal 2011 and increase its penetration in fiscal 2012. Factored into the projections was an assumed expense of approximately $875,000 to support entry into these two markets. These assumptions have been included following the “Historical and Projected Income Statement” at page 32 of the Proxy Statement.

Purposes and Reasons for the Merger, page 31

22.	If the Company or Saunders and its affiliates considered alternative means to accomplish the stated purposes, briefly describe the alternatives and state the reasons for their rejection. Please see Item 1013(b) of Regulation M-A and Instruction 1 thereto.

Response:

We are informed that Saunders and its affiliates did not consider any alternative means to accomplish its purpose. The Company, through the special committee, did, with the assistance of Oppenheimer, consider alternatives to Saunders’ proposal, as outlined in the Proxy Statement at pages 18 to 22. These alternatives consisted of the 31 companies contacted by Oppenheimer in the form of a “market check” to determine whether a viable and more favorable alternative to Saunders was available. In addition, as noted at page 18 of the Proxy Statement, the Company’s board of directors had periodically considered various strategic options to maximize shareholder value in the past. We have added a sentence at page 18 to expand this discussion.

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23.	Revise the last paragraph of this section to provide the dollar amounts required by Instruction 2 to Item 1013 of Regulation M-A.

Response:

The last full paragraph on page 34 does indicate that shareholders other than Saunders will receive a cash payment of $2.50 per share held in the merger. Purchasers who are affiliates and Saunders will realize the benefits outlined in the last paragraph at page 34. In response to this comment and comment number 24 below, we have added the approximate costs to the Company of remaining a publicly traded company (approximately $700,000 per year). The benefits to the purchasers who are affiliates and to Saunders are not practicably quantifiable, but we have added a cross reference to the projected free cash flows at page 31 and the projected financial statements at page 32 indicating that the projected free cash flows and net income would, if such projections are met, be realized by Saunders and the affiliates who are Rule 13e-3 purchasers. Reference is also made to the section entitled “Purposes and Reasons for the Merger and Plans for Franklin after the Merger,” which quantifies the percentage ownership of the affiliates who are Rule 13e-3 purchasers in Saunders. Finally, at page 35, in the paragraph preceding “Effects of the Merger on Franklin,” the ownership of Saunders, as the 100% owner of the surviving corporation, in Franklin’s net book value and net earnings, is disclosed.

Effects of the Merger on Franklin, page 32

24.	Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to Company as well as to its affiliates and unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. Please expand the disclosure in this section accordingly.

Response:

Please see the response to comment number 23 above.

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Where You Can Find More Information, page 54

25.	Please revise the first paragraph to reflect the correct address of the Securities and Exchange Commission.

Response:

The first paragraph under the heading “Where You Can Find More Information” at page 57 has been revised to reflect the correct address of the Securities and Exchange Commission.

*******************************

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses, please feel free to call me (212) 940-6380.

Sincerely yours,

/s/ Robert L. Kohl

Robert L. Kohl

Supplemental Information to be filed in the SEC’s Correspondence Database

Premiums Paid Analysis Raw Data

Announcement Date	Completion Date	Acquiror	Target	Deal Value $ (m)	Premium Pre Bid at Announcement, 1 Day (%)	Premium Pre Bid at Announcement, 1 Week (%)	Premium Pre Bid at Announcement, 1 Month (%)	Premium Pre Bid at Announcement, 1 Day (%)	Premium Pre Bid at Announcement, 1 Week (%)	Premium Pre Bid at Announcement, 1 Month (%)
28-Feb-06	13-Mar-06	uBid.com Holdings Inc	Bidville Inc	5.0	33.3%	9.1%	242.9%	33.3%	9.1%	242.9%
5-Jun-06	15-Jun-06	Betbrokers plc	Winning Edge International Inc	6.5	477.8%	333.3%	333.3%	477.8%	333.3%	333.3%
26-Jun-06	6-Sep-06	Double Eagle Petroleum Co	Petrosearch Energy Corp	7.3	73.5%	67.1%	61.1%	73.5%	67.1%	61.1%
27-Jul-06	27-Jul-06	MW1 LLC	Galaxy Nutritional Foods Inc	7.5	111.8%	80.0%	44.0%	111.8%	80.0%	44.0%
14-Aug-06	14-Aug-06	Easton Southpaw Inc	Milastar Corporation	7.5	(1.8%)	3.8%	1.5%	NA	NA	NA
15-Aug-06	31-Oct-06	Illinois Tool Works Inc	Quipp Inc	8.0	88.3%	54.0%	41.3%	88.3%	54.0%	41.3%
15-Aug-06	8-Sep-06	Nevoro Inc	Aurora Metals (BVI) Ltd	9.6	220.0%	380.0%	700.0%	220.0%	380.0%	700.0%
8-Sep-06	8-Sep-06	Nightingale Informatix Corp	VantageMed Corp	11.5	41.5%	74.4%	89.9%	41.5%	74.4%	89.9%
20-Sep-06	5-Jan-07	Nortek Inc	International Electronics Inc	11.6	63.8%	66.3%	90.5%	63.8%	66.3%	90.5%
20-Sep-06	14-Dec-07	PureChoice Inc	MathStar Inc	11.9	58.0%	37.6%	16.4%	58.0%	37.6%	16.4%
21-Sep-06	21-Sep-06	Access Pharmaceuticals Inc	Somanta Pharmaceuticals Inc	12.2	0.0%	0.0%	(21.9%)	NA	NA	NA
18-Oct-06	30-Nov-06	Ariston Global	Ace*Comm Corp	12.5	189.6%	189.6%	153.4%	189.6%	189.6%	153.4%
20-Oct-06	20-Oct-06	Sonosite Inc	CardioDynamics International Corp	12.9	69.2%	53.4%	57.0%	69.2%	53.4%	57.0%
20-Oct-06	6-Dec-06	Tiberius Capital LLC	MathStar Inc	13.3	4.2%	5.9%	6.8%	4.2%	5.9%	6.8%
17-Nov-06	27-Nov-06	GlobalOptions Group Inc	LocatePLUS Holdings Corp	14.7	70.3%	52.2%	26.5%	70.3%	52.2%	26.5%
30-Nov-06	30-Nov-06	Cyberplex Inc	Burst Media Corp	15.1	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%
4-Dec-06	11-Jan-07	Sunrise Acquisition Corp	Tarrant Apparel Group	15.2	112.5%	70.0%	88.9%	112.5%	70.0%	88.9%
7-Dec-06	7-Dec-06	Mentor Graphics Corp	LogicVision Inc	15.4	42.2%	42.2%	42.2%	42.2%	42.2%	42.2%
18-Dec-06	14-Mar-07	Captaris Inc	Castelle Inc	15.8	16.2%	14.5%	24.2%	16.2%	14.5%	24.2%
26-Dec-06	4-Apr-07	HealthTronics Inc	Endocare Inc	16.5	50.0%	58.8%	53.4%	50.0%	58.8%	53.4%
19-Jan-07	27-Jun-07	Boston Scientific Corp	CryoCor Inc	17.2	16.4%	6.3%	(28.2%)	NA	NA	NA
21-Feb-07	7-Jan-08	Phoenix Technologies Ltd	TouchStone Software Corp	17.8	28.7%	26.5%	34.5%	28.7%	26.5%	34.5%
5-Mar-07	22-May-07	Din Global Corp	En Pointe Technologies Inc	18.0	220.5%	155.1%	190.7%	220.5%	155.1%	190.7%
27-Mar-07	13-Aug-07	Petroleum Development Corp	Unioil	18.2	324.4%	324.4%	402.6%	324.4%	324.4%	402.6%
4-Apr-07	8-Jun-07	Invensys plc	CIMNET Inc	18.3	(4.7%)	9.0%	13.0%	NA	NA	NA
5-Apr-07	5-Jul-07	Inhibitex Inc	FermaVir Pharmaceuticals Inc	18.3	151.4%	151.4%	151.4%	151.4%	151.4%	151.4%
9-Apr-07	9-Apr-07	Cell Biosciences	Alpha Innotech Corp	18.5	70.5%	70.5%	275.0%	70.5%	70.5%	275.0%
10-Apr-07	20-Sep-07	Intelligentz Corp	Franklin Wireless Corp	18.5	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
10-Apr-07	17-Jul-07	Golden Gate Capital Corp (IBO)	Wellco Enterprises Inc	18.8	33.2%	25.0%	27.3%	33.2%	25.0%	27.3%
12-Apr-07	9-Jul-07	Kikkoman Corp	Allergy Research Group Inc	19.4	66.3%	66.3%	87.3%	66.3%	66.3%	87.3%
16-Apr-07	11-Jul-07	Rocket Software Inc	CorVu Corporation	19.8	42.9%	14.3%	21.2%	42.9%	14.3%	21.2%
3-May-07	2-Jul-07	Koosharem Corp	Westaff Inc	20.9	78.6%	66.7%	212.6%	78.6%	66.7%	212.6%
15-May-07	25-Jun-07	ReAble Therapeutics Inc	Iomed Inc	21.1	38.2%	37.5%	39.6%	38.2%	37.5%	39.6%
24-May-07	24-May-07	Rosmar Packaging Group	Gibraltar Packaging Group Inc	21.4	214.8%	214.8%	214.8%	214.8%	214.8%	214.8%
11-Jun-07	5-Nov-07	Candle Acquisition Corp	Procom Technology Inc	21.7	55.2%	57.0%	57.0%	55.2%	57.0%	57.0%
20-Jun-07	20-Jun-07	EUSA Pharma Inc	Cytogen Corp	22.0	34.8%	24.0%	12.7%	34.8%	24.0%	12.7%
28-Jun-07	20-Aug-07	Genetix Group plc	Applied Imaging Corp	22.1	15.0%	57.7%	80.0%	15.0%	57.7%	80.0%
9-Jul-07	6-Feb-08	Telmar Network Technology	Somera Communications Inc	23.1	123.3%	116.0%	77.6%	123.3%	116.0%	77.6%
8-Aug-07	30-Oct-07	Hormel Foods Corp	Provena Foods Inc	23.3	26.6%	42.0%	76.5%	26.6%	42.0%	76.5%
26-Oct-07	28-Jan-08	Merge Healthcare Inc	etrials Worldwide Inc	23.7	44.8%	41.6%	165.2%	44.8%	41.6%	165.2%
19-Nov-07	19-Mar-08	Industrial Realty Group LLC	American Stone Industries Inc	24.1	58.1%	96.9%	96.9%	58.1%	96.9%	96.9%
3-Dec-07	26-Feb-08	TIBCO Software Inc	Insightful Corp	24.3	0.5%	4.5%	12.7%	0.5%	4.5%	12.7%
19-Dec-07	6-Feb-08	Shamrock Holdings Inc; AVP Holdings Inc	AVP Inc	24.3	(18.0%)	(18.0%)	(18.0%)	NA	NA	NA
3-Mar-08	21-Apr-08	TranSwitch Corp	Centillium Communications Inc	24.8	63.5%	60.9%	35.5%	63.5%	60.9%	35.5%
11-Mar-08	9-May-08	Qiagen NV	eGene Inc	25.1	58.6%	62.4%	79.2%	58.6%	62.4%	79.2%
12-Mar-08	28-Aug-08	Medtronic Inc	Restore Medical Inc	25.2	272.1%	(56.6%)	34.5%	NA	NA	NA
13-Mar-08	15-May-08	Invitrogen Corp	Sentigen Holding Corp	25.9	34.8%	34.8%	56.0%	34.8%	34.8%	56.0%
27-Mar-08	2-Jun-08	Atna Resources Ltd	Canyon Resources Corp	26.0	41.0%	41.0%	36.6%	41.0%	41.0%	36.6%
31-Mar-08	10-Jun-08	BravoSolution SpA	Verticalnet Inc	26.3	(53.9%)	(46.7%)	(60.0%)	NA	NA	NA
10-Apr-08	1-Jul-08	Planet Hollywood International Inc	BUCA Inc	27.0	40.6%	55.2%	18.4%	40.6%	55.2%	18.4%
11-Apr-08	15-Sep-08	Learning Resources Inc	Educational Insights Inc	27.3	8.2%	173.6%	162.7%	8.2%	173.6%	162.7%
16-Apr-08	9-Jun-08	Chelsey Direct LLC	Hanover Direct Inc	28.0	(77.1%)	(80.0%)	(80.0%)	NA	NA	NA
17-Apr-08	17-Apr-08	NZ Legacy LLC	Catalytica Energy Systems Inc	28.1	0.0%	0.7%	1.3%	0.0%	0.7%	1.3%
22-Apr-08	17-Jul-08	HIG Capital Inc	AirNet Systems Inc	28.6	93.8%	92.5%	56.1%	93.8%	92.5%	56.1%
28-Apr-08	28-Jul-08	Kratos Defense & Security Solutions Inc	Digital Fusion Inc	28.7	47.8%	47.8%	89.1%	47.8%	47.8%	89.1%
28-Apr-08	10-Jul-08	Acresso Software	Intraware Inc	29.3	29.5%	15.3%	10.5%	29.5%	15.3%	10.5%
29-Apr-08	4-Aug-08	Project Eagle Holding Corp; Project Eagle Merger Corp	Strategic Distribution Inc	29.7	(2.1%)	(1.4%)	(15.3%)	NA	NA	NA

12-May-08	19-May-08	Gasco Energy Inc	Brek Energy Corp	29.7	73.2%	73.2%	73.2%	73.2%	73.2%	73.2%
19-Jun-08	3-Sep-08	InfoUSA Inc	Guideline Inc	30.2	22.7%	18.4%	17.4%	22.7%	18.4%	17.4%
9-Jul-08	27-Oct-08	Vertical Communications Inc	Vodavi Technology Inc	31.1	0.5%	0.8%	2.2%	0.5%	0.8%	2.2%
14-Jul-08	25-Sep-08	Liberty Media Corp	Celebrate Express Inc	31.1	39.3%	47.7%	18.5%	39.3%	47.7%	18.5%
15-Jul-08	15-Jul-08	Sierra Nevada Corp	SpaceDev Inc	31.2	81.6%	81.6%	42.5%	81.6%	81.6%	42.5%
31-Jul-08	31-Dec-08	Koosharem Corp	Ablest Inc	32.2	48.6%	48.9%	46.7%	48.6%	48.9%	46.7%
5-Aug-08	10-Sep-08	Graco Inc	Cohesant Technologies Inc	32.6	76.4%	65.1%	61.8%	76.4%	65.1%	61.8%
11-Aug-08	10-Sep-08	Magic Hat Brewing Co & Performing Arts Center Inc	Pyramid Breweries Inc	33.2	53.6%	71.9%	75.2%	53.6%	71.9%	75.2%
2-Sep-08	2-Sep-08	HealthpointCapital Partners II LP	Bio-Lok International Inc	33.4	26.5%	19.4%	22.2%	26.5%	19.4%	22.2%
28-Oct-08	28-May-09	Superior Essex Inc	Optical Cable Corp	37.1	71.4%	60.0%	50.4%	71.4%	60.0%	50.4%
3-Nov-08	3-Nov-08	Investor Group	Tarrant Apparel Group	37.9	11.1%	11.8%	14.3%	11.1%	11.8%	14.3%
14-Nov-08	14-Nov-08	Motorola Inc	Tut Systems Inc	38.9	18.6%	11.7%	11.7%	18.6%	11.7%	11.7%
4-Dec-08	24-Apr-09	Biosante Pharmaceuticals Inc	Cell Genesys Inc	39.0	12.0%	5.2%	(22.8%)	NA	NA	NA
9-Dec-08		AMICAS Inc	Emageon Inc	39.1	142.7%	75.0%	(7.1%)	NA	NA	NA
12-Dec-08	12-Dec-08	Bottomline Technologies Inc	Optio Software Inc	39.4	48.0%	54.2%	54.2%	48.0%	54.2%	54.2%
17-Dec-08		Jordan Co LP	Reinhold Industries Inc	41.1	1.5%	5.9%	0.0%	1.5%	5.9%	0.0%
23-Dec-08	2-Mar-09	Apollo Group Inc	Aptimus Inc	41.2	(10.6%)	(8.6%)	(16.2%)	NA	NA	NA
29-Dec-08	20-Mar-09	Deerfield Capital Management LLC	NitroMed Inc	41.2	194.1%	85.2%	51.5%	194.1%	85.2%	51.5%
30-Dec-08	15-Feb-09	Image Holdings Corp	InFocus Corp	41.9	37.7%	43.9%	108.8%	37.7%	43.9%	108.8%
5-Jan-09	5-Jan-09	Sirenza Microdevices Inc	Micro Linear Corp	42.3	22.2%	19.9%	32.7%	22.2%	19.9%	32.7%
15-Jan-09		M2M Holdings Inc	KNOVA Software Inc	44.5	22.0%	22.0%	20.5%	22.0%	22.0%	20.5%
27-Jan-09	27-Jan-09	Blackbaud Inc	Kintera Inc	45.2	69.7%	57.7%	72.3%	69.7%	57.7%	72.3%
9-Feb-09		LLR Partners Inc	I-many Inc	46.5	34.4%	87.0%	126.3%	34.4%	87.0%	126.3%
11-Mar-09		Piramal Healthcare Ltd	Minrad International Inc	48.2	100.0%	9.1%	(25.0%)	NA	NA	NA
31-Mar-09	1-Apr-09	American Capital Strategies Ltd	Merisel Inc	48.9	139.6%	202.6%	155.6%	139.6%	202.6%	155.6%
13-Apr-09	22-May-09	Buckingham Capital Partners II LP	CPAC Inc	49.5	10.2%	8.8%	14.3%	10.2%	8.8%	14.3%
29-Apr-09	25-Jun-09	Bookham Inc	Avanex Corp	49.6	65.6%	73.6%	110.7%	65.6%	73.6%	110.7%
7-May-09		Excellere Partners	MTS Medication Technologies Inc	49.7	0.2%	4.4%	0.7%	0.2%	4.4%	0.7%